Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 15, 2014

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Incapital Unit Trust, Series 47

Prospect Income Finance Portfolio, Series 1

File Nos. 333-194140 and 811-22581

Dear Ms. Hui:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Incapital Unit Trust, Series 47, filed on April 22, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Prospect Income Finance Portfolio, Series 1 (the “Trust”).

Prospectus Part A

Principal Investment Strategy (p. 2)

      1. Please add financial services companies to the second sentence of the first paragraph.

      Response: The disclosure has been revised as requested.

Principal Investment Strategy – Selection of Portfolio Securities (p. 2)

      2. In the second paragraph, please change the third romanette to “Maximum Percentage of Equity Market Capitalization.”

      Response: The selection process described in the second paragraph of this section has been revised and this comment is no longer applicable.

Principal Investment Strategy – Investment Criteria (p. 3)

      3. Please clarify how the column titled “Maximum Percentage of Equity Market Capitalization” is an investment criteria for a particular security.

      Response: The selection process described in the second paragraph of this section has been revised and this comment is no longer applicable.

       4. Footnote number one to the Investment Criteria table states how yield is calculated. Please explain why the Trust is using this approach rather than calculating yield based on the actual dividends paid and interest payments made over the most recent twelve months. In addition, the last sentence states that “[a]nnounced adjustments to future distributions will also be taken into consideration in the yield calculation.” Please explain what is meant by “taken into consideration.”

      Response: The selection process described in the second paragraph of this section has been revised and this comment is no longer applicable.

      5. Footnote number three to the Investment Criteria table specifies when that particular criteria will be determined. Please include the same level of detail for the other criteria.

       Response: The selection process described in the second paragraph of this section has been revised and this comment is no longer applicable.

Principal Risks (p. 4)

      6. In the last full paragraph on page 5, please delete the phrase “gains and.” In addition, please specify that the cost of leverage is borne by the shareholders, such as the Trust.

      Response: The disclosure has been revised as requested.

      7. In the first full paragraph on page 7, please expand the risk disclosure regarding the derivatives that may be held by the BDCs. In particular, include disclosure regarding correlation risk and leverage risk.

      Response: The disclosure has been revised as requested.

Fee Table (p. 13)

      8. Disclose the fee paid to Prospect for its services as a portfolio consultant in footnote number 5 to the Annual Fund Operating Expenses table.

      Response: To be consistent with the approach used in other unit investment trust prospectuses by other sponsors, Incapital LLC (the “Sponsor”) would like to provide the fee paid to the portfolio consultant in the section describing the portfolio consultant and will revise the footnote to indicate where the fee information is included in the prospectus.

          9. Footnote 5 to the Annual Fund Operating Expenses table states that the licensing fee paid to Prospect is included in the Trust’s organization costs. Please explain why the licensing fees are included as a part of the organization costs instead of as a part of the Trust’s operating expenses. In addition, please confirm that the licensing fee is amortized over the life of the license.

          Response: The Sponsor has indicated that the licensing fee will be included as a part of the annual operating expenses and will be amortized over the useful life of the license. The disclosure has been revised accordingly.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren